Correspondence

 HANGOVER JOE'S HOLDING CORPORATION
 9457 S. University #349
Highlands Ranch, Colorado 80126

April 30, 2014

Via Edgar
Tom Kluck, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           Hangover Joe’s Holding Corporation
Preliminary Information Statement on Schedule 14C
Filed January 3, 2014
File No. 000-52533

Mr. Kluck:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 28, 2014 (the “Comment Letter”) relating to the Preliminary Information Statement on Schedule 14C filed March 21, 2014, (the “Preliminary 14C”), of Hangover Joe’s Holding Corporation (the "Company").  We have made revisions to the Preliminary 14C in response to the Comment Letter.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

 General

1.  We note your response to comment 2 of our comment letter dated February 14, 2014. Please confirm that the appropriate Form Ds were filed in conjunction with the TCA transaction, the transaction involving the issuance of Series C Preferred Stock, the JMJ Financial transaction and the Asher Enterprises transaction or otherwise advise. In addition, we also note the prior securities transaction involving the issuance of the Series A Preferred Stock and any subsequent conversion of the Series A Preferred Stock to common stock. If appropriate, please advise us of the exemptions claimed and the facts relied upon to make the exemptions available for each of these transactions.

Response

Response #2 in our prior response letter and the 14c information statement provided that the exemption relied upon was Section 4(2) of the Act and/or Regulation D.  We have revised the language to state that the exemption relied upon was Section 4(2) for each of the financings.  Section 4(2) is appropriate as there was only one offeree in each transaction, the investors are institutions in nature and are clearly able to fend for themselves and each of the parties had information available to them with respect to the Company and its investment. Further, each of the parties acquired the securities for investment and not with the purpose of distribution.     Section 4(2) also applied to the Series A and Series C sales.

Stock Ownership of Management and Principal Stockholders, page 5

2.  We note your response to comment 1 of our comment letter dated February 14, 2014. Please revise your beneficial ownership table, as appropriate, to reflect the shares held by Mr. Gilstrap. Please refer to Item 403(a) of Regulation S-K. In addition, please also revise to identify Mr. Adamson as an officer of the company and to include his shares in the total shares owned by the officers and directors as a group or advise why you believe you are not required to do so. Please refer to Item 403(b) of Regulation S-K.

Response

As requested, we have revised the stock ownership table to reflect the shares held by Mr. Gilstrap.  However, please note that although Mr. Adamson is an employee of the Company, we do not believe he is an executive officer as defined under Item 403(b) and Item 402(a)(3) of Regulation SK.  Mr. Adamson does not serve as the principal executive officer, principal financial officer and is not one of the two top highly compensated individuals in the Company.  As a result, we have elected to not designate Mr. Adamson as an executive officer in this table.

Mr. Adamson’s role with the Company had been previously mischaracterized in a prior letter.  As stated, although an employee of the Company, Mr. Adamson is not an executive officer.

Amendment of the Certificate of Incorporation to Increase of Authorized. . . , page 6

3.  We note your response to comment 3 of our comment letter dated February 14, 2014. If accurate, please revise your disclosure to clarify that the additional authorized shares will not be issued in connection with the conversion of Series A Preferred Stock outstanding, the TCA transaction or the transaction referenced on page 3 wherein you issued shares of Series C Preferred Stock. Please also include the disclosure required by Items 12(b) and 12(d) of Schedule 14A or advise.

Response

We have revised to reflect that the shares of common stock to be authorized will not be used for the Series C.  We have inserted a description of the Series A transaction on page 7 as a transaction in which the shares to be authorized may be issued.  Please note that we are not obligated to issue shares of common stock in connection with the TCA transaction at this time.  As the TCA loan is currently in default, we may in the future agree to issue shares of common stock as part of a settlement.  There is no guarantee that we will successfully enter into any settlement.  As a result, we have added disclosure with respect to the TCA transaction and the potential settlement.

***
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Matthew Veal

Matthew Veal, Interim Chief Executive Officer